Filed Pursuant to Rule 424(b)(3)

Registration No. 333-211571

SUPPLEMENT NO. 8 DATED FEBRUARY 6, 2018

TO THE PROSPECTUS DATED APRIL 14, 2017

This document supplements, modifies and amends, and should be read in conjunction with, the prospectus of Greenbacker Renewable Energy Company LLC (the “Company”) dated April 14, 2017, as supplemented by Supplement No. 5 dated September 25,2017, which incorporated all prior prospectus supplements, Supplement No. 6 dated November 3, 2017 and Supplement No. 7 dated December 29, 2017. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

1)	The status of the offering of limited liability company interests, or the shares, of the Company;
2)	An update to our share offering prices; and
3)	Updating the table setting forth our investments.

Status of Our Public Offering

We commenced our initial public offering of shares on April 25, 2014. As of February 2, 2018, we had accepted investors’ subscriptions for and issued approximately 21,098,000 shares in the offering, resulting in our receipt of gross proceeds of approximately $205,349,000.

Update to Our Share Offering Prices

Pursuant to the net asset value determination by the company as of December 31, 2017, the net asset value had increased above the company’s net proceeds per share. Therefore, the company has increased the offering price per share to the following prices, effective February 6, 2018: (i) $9.780 per Class A share; (ii) $9.089 per Class C share; and (iii) $8.984 per Class I share.

The following information supersedes and replaces in its entirety the last sentence in the fourth paragraph on the cover of the prospectus:

For the period from November 3, 2017 through February 5, 2018, the company sold shares on a continuous basis at a price of $9.735 per Class A share, $9.089 per Class C share and $8.943 per Class I share. As of February 6, 2018, the company has been selling shares on a continuous basis at a price of $9.780 per Class A share, $9.089 per Class C share and $8.984 per Class I share.

The following information supersedes and replaces in its entirety the tabular and footnote disclosure contained on the cover of the prospectus:

	Maximum Aggregate Price to Public	Maximum Selling Commissions(2)(3)	Maximum Dealer Manager Fee(2)(3)	Proceeds, Before Expenses, to Us(1)(2)(3)
Offering
Maximum Primary Offering	$800,000,000	$26,666,667.67	$19,333,333.33	$754,000,000
Per Class A share	$9.780	$0.685	$0.269	$8.826
Per Class C share	$9.089	$0.273	$0.250	$8.566
Per Class I share	$8.984	—	$0.158	$8.826
Distribution Reinvestment Plan	$200,000,000	—	—	200,000,000
Per Class A and I share	$8.826	—	—	$8.826
Per Class C share	$8.566	—	—	$8.566
Total Maximum	$1,000,000,000.00	$26,666,667.67	$19,333,333.33	$954,000,000

(1)	The proceeds are calculated before deducting certain organization and offering expenses to the company. In addition to selling commissions and dealer manager fees, the company estimates that it will incur in connection with this offering approximately $12 million of expenses (approximately 1.5% of the gross proceeds) if the maximum number of shares is sold. This range is an estimate only of the organization and offering expenses to be incurred by the company throughout the term of this offering. We expect that the organization and offering expenses will fluctuate through the completion of this offering. The company will reimburse the advisor and its affiliates for these costs and for future organization and offering expenses they may incur on the company’s behalf, but only to the extent that the reimbursement would not cause the selling commissions, the dealer manager fee and the other organization and offering expenses borne by the company to exceed 15% of gross offering proceeds as of the date of reimbursement. This table excludes the distribution fees for Class C shares, which will be paid over time. With respect to Class C shares, the company will pay the dealer manager a distribution fee that accrues daily equal to 1/365th of 0.80% of the amount of the net asset value for the Class C shares for such day on a continuous basis from year to year, until the earlier to occur of the following: (i) a listing of the Class C shares on a national securities exchange, (ii) following the completion of this offering, total underwriting compensation in this offering equaling 10% of the gross proceeds from the company’s primary offering, or (iii) there are no longer any Class C shares outstanding. The company may also pay additional underwriting compensation and other fees to the dealer manager. See “Compensation of the Advisor and the Dealer Manager,” “Plan of Distribution” and “Certain Relationships and Related Party Transactions.”

(2)	The company is offering certain volume discounts resulting in reductions in selling commissions and dealer manager fees payable by investors with respect to sales of shares for certain minimum aggregate purchase amounts. See “Plan of Distribution—Volume Discounts.”
(3)	Assumes that (i) primary offering gross proceeds come from sales of 1/3 each of Class A, Class C and Class I shares, respectively, and (ii) that the offering price of $9.780 per Class A share, $9.089 per Class C share and $8.984 per Class I share, respectively, will remain as such throughout the term of this offering.

The following information supersedes and replaces in its entirety the tabular and footnote disclosure on page 7 contained in the prospectus summary under the heading of “Classes of Shares”:

	Initial Offering Price(1)		Selling Commissions			Dealer Manager Fee			Distribution Fee		Organizational and Offering Expenses(4)
			Per share(1)	% of Initial Offering Price		Per Share(1)	% of Initial Offering Price		% of Net Asset Value		Amount	% of Gross Offering Proceeds
Class A Shares	$9.780	(1)	$0.685	7.0%		$0.269	2.75%		—		—	—
Class C Shares	$9.089	(1)	$0.273	3.0%		$0.250	2.75%		0.80	%(2)	—	—
Class I Shares	$8.984	(1)	—	—		$0.158	1.75%		—		—	—
Maximum Primary Offering(3)	$800,000,000		$26,666,667	3.33	%(5)	$19,333,333	2.42	%(5)	.267	%(3)	$12,000,000	1.5%
Distribution Reinvestment Plan(6)	$200,000,000		—	—		—	—		0.80	%(2)	$3,000,000	1.5%

(1)	The per share figures in the table are calculated based on rounding to three decimal points.

(2)	With respect to the Class C shares (including Class C shares sold pursuant to the distribution reinvestment plan), we will pay the dealer manager a distribution fee that accrues daily equal to 1/365th of 0.80% of the amount of the net asset value for the Class C shares for such day on a continuous basis from year to year, until the earlier to occur of the following: (i) a listing of the Class C shares on a national securities exchange, (ii) following the completion of this offering, total underwriting compensation in this offering equaling 10% of the gross proceeds from our primary offering, or (iii) there are no longer any Class C shares outstanding. For a detailed calculation of the distribution fee, see “Plan of Distribution—Compensation of the dealer manager and Selected Broker-Dealers—Distribution Fee-Class C Shares Only.”
(3)	Figures shown in dollars represent aggregate amounts. Calculated assuming that 1/3 of primary offering gross proceeds come from sales of Class A shares, 1/3 of primary offering gross proceeds come from sales of Class C shares and 1/3 of primary offering gross proceeds come from sales of Class I shares.
(4)	See “Estimated Use of Proceeds” and “Compensation of the Advisor and the Dealer Manager” for a detailed description of these organization and offering expenses, which may include registration fees paid to the SEC, FINRA, and state regulatory authorities, and other issuer expenses, such as advertising, sales literature, fulfillment, escrow agent, transfer agent, personnel costs associated with preparing the registration and offering of our shares, reimbursements to the dealer manager and selected dealers for reasonable bona fide due diligence expenses incurred, which are supported by a detailed and itemized invoice and may include certain portions of the formation services fees paid to Strategic Capital. See “Certain Relationships and Related Party Transactions” for more information regarding the formation services fees paid to Strategic Capital. Amounts of certain items of the “Organization and Offering Expenses” are not determinable at this time.
(5)	Calculated as a percentage of gross offering proceeds from our primary offering.
(6)	Class A Shares, Class I shares; $8.826 per share offering price. Class C Shares; $8.566 per share offering price.

The following information supersedes and replaces in its entirety the third entry of the tabular disclosure on page 8 contained in the prospectus summary under the heading of “The Offering”:

Current Offering Prices for the Shares:

$9.780 per Class A share, $9.089 per Class C share and $8.984 per Class I share

Current Offering Price for our Shares in Our Distribution Reinvestment Plan

$8.826 per share for Class A and Class I shares; 8.566 for Class C shares

The following information supersedes and replaces in its entirety the first sentence of the paragraph under “Q: What is the purchase price for each share?” on page 43 of the “Questions and Answers About this Offering” section of the prospectus:

The current per share purchase price for shares is $9.780 per Class A share, $9.089 per Class C share and $8.984 per Class I share.

The following information supersedes and replaces in its entirety the first sentence of the paragraph under “Q: What is the difference between the Class A, Class C and Class I shares being offered?” on page 44 of the “Questions and Answers About this Offering” section of the prospectus:

We are offering three classes of shares, Class A shares, Class C shares and Class I shares at the current offering price of $9.780 per Class A share, $9.089 per Class C share and $8.984 per Class I share.

The following information supersedes and replaces in its entirety the first sentence of the fifth paragraph on page 48 contained in the “Plan of Distribution” section of the prospectus under the heading “The Offering”:

We are currently selling our shares on a continuous basis at the offering price of $9.780 per Class A share, $9.089 per Class C share and $8.984 per Class I share.

The following information supersedes and replaces in its entirety the second sentence of the sixth paragraph on page 54 contained in the “Plan of Distribution” section of the prospectus under the heading “Other Discounts”:

We will sell Class A shares in this “friends and family” program at $9.095 per share, reflecting the fact that selling commissions will be waived in the amount of $0.685 per share and will not be payable in connection with such sales.

The following information supersedes and replaces in its entirety the tabular and footnote disclosure on page 55 contained in the “Plan of Distribution” section of the prospectus under the heading “Volume Discounts”:

VOLUME DISCOUNT SCHEDULE

	Class A			Class C			Class I

Dollar Amount of shares Purchased	Selling Commission Percentage	Dealer Manager Fee	Purchase Price per share to Investor(1)	Selling Commission Percentage	Dealer Manager Fee	Purchase Price per share to Investor(2)	Selling Commission Percentage	Dealer Manager Fee	Purchase Price per share to Investor(3)

$500,000 or less	7%	2.75%	$9.780	3%	2.75%	$9.089	—	1.75%	$8.984
$500,001-$1,000,000	6%	2.75%	$9.673	2.5%	2.75%	$9.041	—	1.75%	$8.984
$1,000,001-$2,000,000	5%	2.75%	$9.568	2%	2.75%	$8.994	—	1.75%	$8.984
$2,000,001-$3,000,000	4%	2.75%	$9.465	1.5%	2.75%	$8.947	—	1.75%	$8.984
$3,000,001-$5,000,000	3%	2.35%	$9.325	1%	2.35%	$8.863	—	1.5%	$8.961
$5,000,001-$10,000,000	2%	2.35%	$9.228	0.5%	2.35%	$8.818	—	1.5%	$8.961
$10,000,001 and above	1%	2.15%	$9.113	0%	2.15%	$8.755	—	1.35%	$8.947

(1)	Assumes a $9.780 per share offering price. Discounts will be adjusted appropriately for changes in the offering price.

(2)	Assumes $9.089 per share offering price. Discounts will be adjusted appropriately for changes in the offering price. We will also pay the dealer manager a distribution fee with respect to the Class C shares, which will accrue daily in an amount equal to 1/365th of 0.80% of the amount of the net asset value for the Class C shares for such day on a continuous basis from year to year.

(3)	Assumes $8.984 per share offering price. Discounts will be adjusted appropriately for changes in the offering price.

The following information supersedes and replaces in its entirety the second paragraph under the tabular and footnote disclosure on page 55 contained in the “Plan of Distribution” section of the prospectus under the heading “Volume Discounts”:

All selling commission and dealer manager rates set forth in the table above are calculated assuming a purchase price of $9.780 per Class A share, $9.089 per Class C share and $8.984 per Class I share. We will apply the reduced purchase price per share, selling commissions and, if applicable, dealer manager fees, set forth in the table above, to the entire purchase, not just the portion of the purchase falling within the indicated range. For example, a purchase of 300,000 of Class A shares in a single transaction would result in a purchase price of $2,839,500 ($9.465 per share) and selling commissions of $113,580.

Table Setting Forth Our Investments

The following information supersedes and replaces in its entirety the table on page 62 contained in the “Overview” section of the prospectus under the heading “Business”:

The table below sets forth our investments in alternative energy generation portfolios as of December 31, 2017. In addition to the table below, the portfolio has a rated system capacity of 184.90 megawatts which is enough energy to power approximately 33,853 homes for one year of typical use.  The total investment amount of our 196 assets, located in 20 states or provinces, was $241.62 million, wherein we have assumed $32.518 million in debt/leverage.  The weighted average remaining contract term on our PPAs was 16.0 years and the weighted average yield on our assets was 11.18%. In addition, 79.0% of our power off takers are considered to be investment grade. 66.7% of our assets are in solar while 33.3% are wind.  Our off takers are currently a mix of utilities (73.3%), municipalities (9.5%), commercial operators (1.7%), and residential systems (15.6%). Approximately 18% of the remaining solar and wind contract terms are for 15 years or less, while 82% are for more than 15 years.

	Date(s)	Location(s)	# of Assets	Form of Investment	Initial Investment Amount* (Millions)**	Forecasted Initial Yield***	Approximate Average Remaining Term to Purchase Power	Power Offtaker	Assets	Generation Capacity in (kW)*	Generation Equivalent (per year)

Alternative Energy - Solar
East to West Solar	First quarter 2015	CO, CT, FL, HI, IN, NC	13	100% Equity Ownership	$17.250 mm	12.1%	13.7 years	Utility and commercial	Commercial ground and roof mounted solar photovoltaic systems	9,789	1,605 homes

Gainesville Solar	Second quarter 2015	FL	2	100% Equity ownership	$4.150 mm	14.5%	15.5 years	Utility	Commercial ground mounted solar photovoltaic systems	2,050	336 homes

NC Tarheel Solar	Fourth quarter 2015	NC	2	100% Equity ownership	$8.399 mm	9.8%	13.1 years	Utility	Commercial ground mounted solar photovoltaic systems	7,621	1,250 homes

Magnolia Sun	Third quarter 2015, First quarter 2016	CA, MA, TN	18	100% Equity Ownership	$10.850 mm	11.6%	14.1 years	Utility and commercial	Commercial ground and roof mounted solar photovoltaic systems	5,302	870 homes

Green Maple Solar	Fourth quarter 2014, Fourth quarter 2015	VT	9	100% Equity Ownership	$17.012 mm	12.4%	19.7 years	Utility, municipal and commercial	Commercial ground mounted solar photovoltaic systems	7,393	1,212 homes

Canadian Northern Lights	Fourth quarter 2014, Fourth quarter 2015	ON, Canada	79	100% Equity Ownership	$1.610 mm	12.1%	13.9 years	Residential	Residential rooftop mounted solar photovoltaic systems	560	92 homes

Six States Solar	Fourth quarter 2015, Third Quarter 2017	AZ, CA, CO, CT, IN, NC	27	100% Equity Ownership	$2.671 mm	8.1%	13.6 years	Utility and commercial	Ground and roof mounted solar photovoltaic systems	12,973	2,128 homes

Greenbacker Residential Solar Portfolio	Third quarter 2016, First quarter 2017, Second quarter 2017	AZ, CA, CT, HI, MA, MD, NJ, NY	2,389	100% Equity Ownership and Managing Member majority equity Owner	$27.850 mm	12.2%	17.2 years	Residential	Residential rooftop mounted solar photovoltaic systems	18,559	3,044 homes

Greenbacker Residential Solar Portfolio II	2nd quarter 2017	AZ, CA, CT, MA, MD, NJ, NY, NV	1,438	Managing Member majority equity Owner	$6.000 mm	14.9%	18.0 years	Residential	Residential rooftop mounted systems	10,221	1,676 homes

Enfinity Colorado DHA Portfolio	First quarter 2017	CO	666	100% Equity ownership	$7.270 mm	10.1%	14.5 years	Residential	Residential rooftop mounted solar photovoltaic systems	2,508	411 homes

Sunny Mountain	Third quarter 2014	CO	21	100% Equity Ownership	$.920 mm	12.0%	12.6 years	Utility, commercial and residential	Commercial and residential ground and roof mounted solar photovoltaic systems	801	131 homes

Raleigh Portfolio	Third quarter 2017	NC	5	Managing Member majority equity Owner	$20.500 mm	9.0%	12.5 years	Utility	Commercial ground mounted solar photovoltaic systems	27,829	4,564 homes

Golden Horizons Solar Portfolio	Fourth quarter 2017	CA	2	100% Equity Ownership	$7.709 mm	13.6%	13.4 years	Utility	Commercial ground mounted solar photovoltaic systems	7,792	1,278 homes

Foresight Solar	Fourth quarter 2017	CA, CO	6	Managing Member, majority equity owner	$13.000 mm	8.5%	16.3 years	Utility	Commercial ground mounted solar photovoltaic systems	10,000	1,640 homes

Alternative Energy - Wind

Fairfield Wind	Fourth quarter 2015	MT	1	Managing Member, majority equity owner	$19.027 mm	10.7%	16.3 years	Utility	Operating wind power facilities	10,000	2,214 homes

Greenfield Wind	Fourth Quarter 2016	MT	1	Managing Member, majority equity owner	$34.773 mm	12.2%	23.8 years	Utility	Operating wind power facilities	25,000	5,535 homes

Fossil Gulch Wind Park	Second Quarter 2017	ID	1	100% Equity Ownership	$6.531 mm	12.8%	7.7 years	Utility	Operating wind power facilities	10,500	2,325 homes

Georgia Mountain Wind	Fourth quarter 2017	VT	1	100% Equity Ownership	$25.100 mm	10.2%	20.0 years	Utility	Operating wind power facilities	10,000	2,214 homes

Wagner Wind	Fourth quarter 2017	CA	1	100% Equity Ownership	N/A	7.7%	15.0 years	Utility	Operating wind power facilities	6,000	1,328 homes

Energy Efficiency - Lighting Replacement

GREC Energy Efficiency Portfolio	Third quarter 2015	Puerto Rico	3	Capital Lease	$.559 mm	15.4%	4.4 years	N/A	Energy efficiency LED lighting	N/A

Renew AEC One LLC (Kane Warehouse)	Fourth quarter 2015	PA	1	Secured Loan	$1.086 mm	10.3%	6.2 years	N/A	Energy efficiency LED lighting	N/A

* Approximate.

** Does not include assumed project level debt.

*** The forecasted initial (or first year) yield is equal to the asset’s net cash flow divided by the purchase price of the asset, expressed as a percentage. The asset’s first year of net cash flow is equal to electricity revenue net of operating expenses and debt service payments. Electricity revenue is equal to the forecast first year’s electricity production multiplied by the contracted electricity rate plus the contracted price of renewable energy credits, to the extent applicable. Operating expenses are based on first year contracted expenses. The initial yield does not factor in expenses incurred, or closing costs involved, in the acquisition of the asset. The initial yield is not a measure of the fund’s performance and it is not necessarily indicative of distributions that the fund may provide to investors. This metric may vary over time based on the variability of electricity production.

Also, our top ten off takers, their classification and the percentage of our total system capacity they represent as of December 31, 2017 are included here for reference:

Top 10 Offtakers

Rank	Offtaker	Classification	%
1	Duke Progress Energy	Utility	22.7%
2	Northwestern Energy	Utility	18.9%
3	Greenbacker Residential	Resi	15 6%
4	Southern California Edison	Utility	6.2%
5	Idaho Power Company	Utility	5.7%
6	Burlington Electric Department	Utility	5.4%
7	Virginia Electric and Power Company	Utility	3.7%
8	City of Riverside, Department of Public Utilities	Utility	3.2%
9	TVA, Fayetteville PU	Utility	2.5%
10	Denver Housing Authority	Municipal	1.4%

* Top 10 energy offtakers based on project capacity as per project-specific PPAs, except as noted below:

Greenbacker Residential includes RECs in: NJ. MD, MA, CT. Enfinity Colorado DHA includes RECs in:CO.

Standalone REC counterparty agreements are not considered to be PPA energy offtakers for this analysis.